Filed by Luna Innovations Incorporated

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Advanced Photonix, Inc.

(Commission File No. 1-11056)

This filing relates to the proposed merger of Advanced Photonix, Inc., a Delaware corporation (“API”) with API Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Luna Innovations Incorporated, a Delaware corporation (“Luna”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of January 30, 2015, by and among API, Luna and Merger Sub.

Below is the transcript from the Luna earnings call on March 12, 2015.

Forward-Looking Statements

This presentation includes information that constitutes “forward-looking statements” made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainties. These statements include our expectations regarding the completion of the merger, the prospects of the combined company and the companies’ future growth, as well as the potential synergies from the proposed merger and the future profitability of the combined company. Management cautions the reader that these forward-looking statements are only predictions and are subject to a number of both known and unknown risks and uncertainties, and actual results, performance, and/or achievements of the companies may differ materially from the future results, performance and/or achievements expressed or implied by these forward-looking statements as a result of a number of factors. These factors include, but are not limited to: the approval of the merger and related matters by the companies’ respective stockholders and satisfaction of other closing conditions of the merger; the uniqueness and advantages of Luna’s or API’s technology and intellectual property; potential costs savings and synergies from the merger; potential for greater profitability; potential for future commercialization of their technologies; the competitive advantage afforded by Luna’s or API’s technology; the potential efficacy of Luna’s or API’s technology; and growth potential of certain markets. Statements that describe the companies’ business strategies, goals, prospects, opportunities, outlook, plans or intentions are also forward-looking statements. Uncertainties regarding technical and scientific difficulties, issues that might arise in any particular business relationship and other risks and uncertainties are set forth in the companies’ periodic reports and other filings with the Securities and Exchange Commission. Such filings are available at the SEC’s website at http://www.sec.gov, and at the companies’ websites athttp://www.lunainc.com and http://www.advancedphotonix.com. The statements made in this presentation are based on information available to Luna as of the date of this presentation and Luna undertakes no obligation to update any of the forward-looking statements after the date of this presentation, except as required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Has Been and Will Be Filed with the SEC

Luna has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Luna and API that also constitutes a preliminary prospectus of Luna. The registration statement has not yet become effective. Luna and API plan to mail the joint proxy statement/prospectus to their respective stockholders in connection with the transaction.

INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LUNA, API, THE TRANSACTION AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by Luna and API through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed by Luna with the SEC by contacting Luna at One Riverside Circle, Suite 400, Roanoke, Virginia 24016, Attention: Investor Relations or by

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calling 540-769-8400, and will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed by API by contacting API at 2925 Boardwalk Drive, Ann Arbor, Michigan 48104, Attention: Investor Relations or by calling 734-864-5699.

Participants in the Solicitation

Luna and API and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Luna and API in respect of the transaction described in the joint proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Luna and API in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive joint proxy statement/prospectus when it is filed with the SEC. Information regarding Luna’s directors and executive officers is contained in Luna’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 16, 2015, and its proxy statement on Schedule 14A, filed with the SEC on April 15, 2014. Information regarding API’s directors and executive officers is contained in API’s Annual Report on Form 10-K for the year ended March 31, 2014 and its proxy statement on Schedule 14A, filed with the SEC on July 11, 2014.

CORPORATE PARTICIPANTS

Dale Messick Luna Innovations - CFO

My Chung Luna Innovations - President, CEO

CONFERENCE CALL PARTICIPANTS

Greg Greenberg Wells Fargo Advisors - Analyst

PRESENTATION

Operator

Good day ladies and gentlemen and welcome to the fourth quarter 2014 Luna Innovations Incorporated earnings conference call. My name is Denise and I’ll be the operator for today.

At this time all participants are in listen-only mode. Later we will conduct a question-and-answer session. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes.

I will now turn the conference over to Mr. Dale Messick, Chief Financial Officer for Luna Innovations. Please proceed sir.

Dale Messick - Luna Innovations - CFO

Thank you, Denise. Good afternoon everyone and thank you for joining us today as we review our operating results for the fourth quarter and the full year of 2014. A recording of this conference call will subsequently be posted on our website.

Before we proceed with our presentation today, let me remind each of you that statements made in this conference call, as well as in our public filings, releases and website which are not historical facts may be forward-looking statements that involve risk and uncertainties and are subject to changes at any time, including but not limited to statements about our expectations regarding future operating results or matters relating to the completion of our pending merger with Advanced Photonix and the prospects of the combined company.

We caution investors that any forward-looking statements made by us are management’s beliefs based on currently available information and should not be taken as a guarantee of future results or performance. Actual results may differ materially as a result of a variety of factors discussed in our latest forms filed with the Securities and Exchange Commission.

We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments expect as required by law. There is more complete information regarding forward-looking statements, risks and uncertainties in the company’s filings with the SEC available on the SEC’s website and our website.

And at this time I’d like to turn the call over to My Chung, President and CEO of Luna Innovations.

My Chung - Luna Innovations - President, CEO

Thank you, Dale and thank you all for joining us today. The fourth quarter of 2014 was a busy and exciting one for us. Not only did we finish the year with strong financial results, but we were quite busy with a number of strategic accounts, as well as negotiating the pending merger agreement with Advanced Photonix.

Our fourth quarter revenues were up 32% over the same period last year, driven by a 60% increase in our product sales. This is significant as this is where we have set our strategic growth initiative. Our vision is to be a leader in the distributed fiber optic strain and temperature measurement market.

We achieved our best quarter of product sales for the year with revenues from our ODiSI platform continuing to grow as we made progress in driving the adoption of our fiber optic technology as the preferred method for measuring strain and fatigue in composite components and structures.

Unlike aluminum or steel, composites are non-uniform in their composition. Therefore in order to adequately test something like a composite aircraft wing or fuselage, one needed to previously install thousands to several thousands of individual electrical strain gages, trying to cover as much of the surface area as possible.

Each of these individual strain gages would need to be glued onto the structure, then connected back to a single data acquisition channel. So to test a composite aircraft using electrical strain gages one would need an acquisition system with a thousand to several thousands of channels. This is contrasted to using fiber optic cables, each with the equivalent of a thousand sensing points depending on the length of the fiber, but only a single connection back to our ODiSI system. Our solution not only offers higher resolution, but it is far easier and faster to install and is significantly less expensive.

Our progress in Q4 was also a result of our continued investment in the build-out of a direct sensing sales force dedicated to growing our ODiSI product revenues. Product engineering released a new firmware upgrade that included several key product enhancements, including a “touch to locate” feature, which allows users to simply touch any location along the length of the fiber and define that spot as a sensor.

The firmware update also included a data visualization software that allows end-users to upload an image of the object being tested, then having the temperature and/or strain data color coded and overlaid directly onto this image.

Within the product segment of our business, we also saw a recovery of the telecom market and good growth in the sales of our traditional test and measurement products. Our technology development revenues which are focused principally on applied research programs funded by the U.S. government were up 14% for the quarter. In addition to our revenue growth, another important metric for this segment of our business is the backlog that we maintain for future development work. Our backlog of $12.8 million at December 31, 2014 was nearly 50% higher than our ending backlog for 2013.

Lastly, while achieving this top line growth in both segments of our business, we have maintained our philosophy of controlling operating expenses, which in turn resulted in positive cash flow from operations for the quarter of approximately $175,000 and a total cash burn for the quarter of only $313,000.

To provide you with a deeper understanding of our financial results for the quarter and year, I will turn to call back over to Dale. Following that I will provide you with an update on where we are with the announced merger with Advanced Photonix.

Dale Messick - Luna Innovations - CFO

Thank you My. For the fourth quarter of 2014 we recognized revenues of $6.2 million compared to $4.7 million for the fourth quarter of 2013, an increase of 32%. Within that, product and licensing revenues grew to $2.9 million for the last quarter of 2014, representing an increase of 60% compared to product and licensing revenues of $1.8 million for the fourth quarter of 2013.

The growth in product sales year-over-year was realized primarily in our ODiSI and our OVA products. Technology development revenues grew 14% to $3.2 million in the fourth quarter of 2014 versus $2.9 million in the prior year quarter. Our growth in this segment came primarily from our Intelligent Systems Group, which focuses on development of various sensor technologies, and our nanomaterials group.

Overall margins improved to 36% of revenues in the fourth quarter of 2014 compared to a gross margin of 31% for the fourth quarter of 2013. The improved gross margin resulted from revenue mix, as product sales typically carry a higher margin than our contract research activities, and it accounted for 48% of Q4 2014 revenues, compared to 39% of our revenues in the last quarter of 2013. Our product revenue mix in Q4 2014 also returned a higher average margin than did product sales in the fourth quarter of the prior year. Our resulting gross profit was $2.2 million for the fourth quarter 2014 versus $1.5 million for the fourth quarter of 2013.

Operating expenses declined to $3.1 million in the fourth quarter of 2014 compared to $4.2 million in the fourth quarter of 2013. Transaction related expenses recognized in the fourth quarter of 2013 related to the Intuitive transaction were approximately $0.6 million higher than the transaction expenses recognized in the fourth quarter of 2014 related to the API proposed merger activities.

Additional expense savings compared to the prior year quarter resulted from lower professional fees, as well as lower labor costs and expenses associated with the transfer of employees in the Intuitive transaction and subsequent G&A headcount reductions.

Following our 32% revenue growth and reduced operating cost, our operating loss for the fourth quarter 2014 improved to $0.9 million compared to an operating loss of $2.8 million for the fourth quarter of 2013.

After recognition of income from discontinued operations, which for 2013 included the operating contribution from our prior medical shape sensing business, we recognized a $1.1 million improvement in our net loss attributable to common stockholders, with a loss of $0.9 million attributable to common stockholders for the fourth quarter of 2014 compared to a net loss attributable to common stockholders of $2 million for the fourth quarter of 2013.

Turning to our full year operating results, revenues for 2014 grew 16% to $21.3 million compared to $18.3 million for 2013. Product and license revenue increased 31% in 2014 compared to 2013 with the growth coming primarily from increased sales of ODiSI and OVA products as I mentioned with our forth quarter results. Technology development revenues increased 7% compared to 2013.

Our overall gross margin for 2014 improved to 37% of revenues compared to an overall gross margin of 33% for 2013. As I noted for Q4, the improved margin resulted from our revenue mix, with product and licensing revenue accounting for 43% of our revenues in 2014 compared to 38% of our total revenues for 2013, and a higher average margin for our product mix in 2014. Our resulting gross profit improved to $7.8 million in 2014 compared to a gross profit of $6 million in 2013.

Lower transaction related expenses and cost saving initiatives following the Intuitive transaction in January of 2014 drove a $1.7 million reduction in operating expenses in 2014. Operating expenses were $12.3 million for 2014 compared to $14.1 million of operating expenses for 2013.

Income from discontinued operations of $9.3 million in 2014 includes the net of tax gain on the sale of the medical shape sensing business to Intuitive in January of 2014. The tax expense included there in discontinued operations is mostly offset by an income tax benefit of $1.1 million reflected in our loss from continuing operations.

Similarly, income from discontinued operations includes the net of tax gain realized in 2013 on the sale of the secure computing and communications business in addition to the 2013 operating contribution of the medical shape sensing business. The related tax expenses recognized in discontinued operations for 2013 is largely offset also by an income tax benefit recognized in continuing operations.

After considering income from discontinued operations, we recognized a net income of $6 million, or $0.40 per share, attributable to common stockholders for 2014, compared to a net loss of $0.9 million, or $0.06 per share, attributable to common stockholders for 2013.

Turning briefly to our balance sheet and cash flow, we ended 2014 with $14.1 million of cash compared to $7.8 million of cash at the end of 2013, with the increase being driven by the proceeds from the sale of our medical shape sensing business. We continued to reduce our outstanding bank debt during 2014 with only $625,000 remaining on the term loan at December 31, 2014 compared to $2.1 million outstanding at the end of 2013.

The only remaining item I would highlight for you is the increase of $1.4 million in property and equipment at the end of 2014 compared to 2013. In the fourth quarter of 2014 we moved into new space for our Blacksburg, Virginia facility, the largest of our locations, and that new space included $1.6 million of lease hold improvement costs for build-out included in the lease.

That $1.6 million is offset by a $1.6 million deferred rent within accrued liabilities that we will amortize over the lease term and is the driver of the increase that you see in accrued liabilities from December 2013 to December 2014.

And with that I’d like to turn the call back over to My.

My Chung - Luna Innovations - President, CEO

Thank you, Dale. Before we open up the call for questions, let me give you a quick update on our proposed merger with Advanced Photonix. As I discussed on the call with our announcement of the proposed transaction, we believe that the merger of LUNA and API will result in a bigger and better company with a strong balance sheet and a combined annual revenue base of more than $50 million.

In addition, we expect significant cost savings as a result of combining the two public companies into one, thereby eliminating the duplicate costs of public company compliance along with other potential operating synergies.

By joining forces with Advanced Photonix, we would create a company with a strong position in optical products and technologies, with increased test and measurement capabilities to address the needs of a broader market base, and in turn provide us with tremendous opportunity for continued growth. The greater revenue base of the combined company, along with our expense savings, will also provide an accelerated path for us toward improved cash flow and profitability.

As far as the timing of the transaction process, we filed a Form S-4 with the SEC in early February; however, that filing has not yet become effective. Because of SEC rules regarding the age of financial statements required for registration statements, we are now required to amend the Form S-4 to include our Q4 updated financial statements and related disclosures following the filing of our Form 10-K before the SEC can declare the S-4 effective. We currently expect to get the 10-K filed within the next few days and soon thereafter file the amended S-4.

Depending on the time that is necessary for the SEC to declare the S-4 effective, we and API will schedule our shareholders’ meetings and then once the registration statement is effective, we will mail our proxy materials to our respective shareholders. While we can’t yet nail down a specific date because of the uncertainty of the SEC process, our current planning timeline would anticipate a shareholders’ meeting in the first half of May.

Denise, we would now be happy to take any questions from today’s participants.

QUESTION AND ANSWER

Operator

(Operator Instructions). Our first question comes from Greg Greenberg with Wells Fargo Advisors. Please proceed.

Greg Greenberg - Wells Fargo Advisors - Analyst

Hi, good afternoon.

My Chung - Luna Innovations - President, CEO

Hi Greg.

Greg Greenberg - Wells Fargo Advisors - Analyst

Hi. As far as the merger goes, can you talk about a little bit of the cross-selling potential? Is really API sales force going to be able to distribute the new products that are driving the growth of LUNA now?

My Chung - Luna Innovations - President, CEO

Yes, so the two main product lines that API has is one out in Camarillo, California which is called Optosolutions. It’s a photodiode based product line, and then the other big business that they have is in Ann Arbor, Michigan, their high speed optical receivers.

When you look at the primary customers that they are selling to, a lot of them are similar customers that we sell our test and measurement products to. Different groups within the customer base, but the same customer. Now when you stand back and look at the challenges that all three entities, Optosolutions, HSOR as well as what Luna has, being the size that we are individually, we are all three of us gapped in terms of hiring enough sales people to cover the world.

Now you group them together and you look for opportunities whereby we could have the same sales person that’s calling on, let’s say, Company A for one of the three. Suddenly while they are there, also because he happens to be there and talks to other people within the company that’s interested in the other two product lines, that’s where we will see the synergy. We have not mapped that in necessarily in our first year financials. I think that’s something that will evolve over time.

Greg Greenberg - Wells Fargo Advisors - Analyst

Okay, and then any public information you can point us to as far as how Intuitive Surgical is progressing with the medical product in regards to future milestones and earn-outs.

My Chung - Luna Innovations - President, CEO

Nothing at this time. There are no updates.

Greg Greenberg - Wells Fargo Advisors - Analyst

Okay. How many employees does API have, approximately?

My Chung - Luna Innovations - President, CEO

They have about 120, similar size to Luna.

Greg Greenberg - Wells Fargo Advisors - Analyst

You stay well below that 500 limit for the…

My Chung - Luna Innovations - President, CEO

Yes, that’s correct.

Operator

We have no further questions. I will now turn the call back over to management for any closing remarks. Please proceed.

My Chung - Luna Innovations - President, CEO

Well, I’d like to thank everyone again for participating on today’s call. As you can see, we are headed in the right direction, a very strong quarter. We are excited about the opportunity to merge with Advanced Photonix. We believe that the combination is best for both shareholders and it sets us on an accelerated path to success, and with that, again, thank you for joining us today.

Operator

This concludes today’s conference. You may now disconnect.